MEMORANDUM
TO:	Alberto Zapata Senior Counsel U.S. Securities and Exchange Commission
FROM:	Diana R. Gonzalez Associate General Counsel Jackson National Asset Management, LLC
DATE:	March 20, 2015
SUBJECT:	Response to Comments to the Registration Statement filed on Form N-1A on January 16, 2015 for JNL Series Trust ("JNLST" or "Registrant") File Nos: 33-87244 and 811-8894 (the "Registration Statement")

This memorandum addresses the U.S. Securities and Exchange Commission staff's ("Commission" and "Commission Staff," as appropriate) comments received via telephone on March 2, 2015 to the Registration Statement.

The comments are repeated below in italics, with responses immediately following.  We have also included the proposed revised pages from the Prospectus, as applicable.

1.	General Comments

a.
For all Funds of Funds, confirm that "underlying funds risk" is included in the principal risk section of the summaries and confirm that the secondary risks – in the non-summary additional information – include the risks of those underlying Funds.  Item 4 of Form N-1A requires a summary of the principal risks of investing in the Fund.  Please determine which of the risks of the underlying Funds constitute principal risks of the Fund that invests in them.

RESPONSE:   The Registrant confirms that each Fund discloses the principal risks that are applicable to the Fund's portfolio in the principal risks section for that Fund, including principal risks that may be a result of the Fund's investment in one or more underlying Funds.  The Registrant also confirms that a Fund's secondary risks are included in the "Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks)" section, including secondary risks that may be a result of the Fund's investment in one or more underlying Funds.

b.	Please confirm that information will be provided for all blank items in the summary prospectus, statutory prospectus, and statement of additional information.

RESPONSE:  The Registrant confirms that information will be provided for all blank items in a subsequent amendment to the Registration Statement before the proposed effective date of this Amendment, pursuant to Rule 485(b), as applicable.

c.
Please make conforming changes throughout the prospectus, as applicable.  Wherever a comment has applicability to several Funds in JNLST, please identify which changes were made in the response memorandum.

RESPONSE:       The Registrant has made conforming changes throughout the prospectus, as applicable. The Registrant has also referenced in this response memorandum instances where a comment was applicable to several Funds in the Trust.

d.
Please survey the Registration Statement for instances where Funds include a reference to acquiring fund fees and expenses in the annual operating expense table but do not include a discussion of investing in other funds, and add disclosure that the Funds invest in other funds, where appropriate.

RESPONSE:  The Registrant confirms that for every Fund for which investing in other investment companies is a principal investment strategy, it has included appropriate disclosure to reflect such strategy in the Registration Statement.

2.	Summary Prospectus and Statutory Section for the JNL/American Funds® Global Small Capitalization Fund

a.
In the principal investment strategies section, the Registrant has disclosed that the holdings of small capitalization stocks may fall below the 80% threshold due to subsequent market action, please add disclosure clarifying when such circumstances are expected to occur and the duration of such anticipated deviations from the threshold.

RESPONSE: The Registrant believes that the disclosure is consistent with the Rule 35d-1, as adopted, which states that the fund must meet the 80% requirement at the time of purchase. Footnote 32 to the adopting release of Rule 35d-1 (Release No. IC-24828; File No. S7-11-97) states "The rule would require an investment company that no longer meets the 80% investment requirement (e.g., as a result of changes in the value of its portfolio holdings or other circumstances beyond its control) to make future investments in a manner that would bring the company into compliance with the 80% requirement. However, an investment company subject to the requirement would not have to sell portfolio holdings that have increased in value."

The current disclosure states that the holdings of small capitalization stocks may fall below the 80% threshold due to subsequent market action.  There is no particular circumstance other than market action that could drive the price of the stock of a company held by the fund up such that companies whose stock is held by the fund no longer qualify as small capitalization stocks. When the fund falls under the 80% threshold for such a reason, all future purchases are generally required to be in small capitalization companies in order to bring the fund into compliance with the 80% requirement.

b.
In the principal investment strategies section, please specify the meaning of "other securities" in the following sentence, "The Master Global Small Capitalization Fund normally invests a portion of its assets in common stocks and other securities of companies in emerging market countries and expects to be invested in numerous countries around the world."

RESPONSE:  The Registrant has made the requested change.

3.	Summary Prospectus and Statutory Section for the JNL/American Funds® New World Fund

a.
In the principal investment strategies section, please clarify what is meant by "The Master Fund may also, to a limited extent, invest in securities of issuers based in nonqualified developing countries."

RESPONSE: The Registrant has made the requested change.

4.	Summary Prospectus and Statutory Section for the JNL Multi-Manager Alternative Fund

a.
In the principal investment strategies section, the Registrant discloses that Babson Capital Management LLC and Lazard Asset Management, LLC both utilize ETFs in the strategy that they sub-advise, please determine whether such ETF usage would require acquired fund fee disclosure for the Fund.

RESPONSE: The Registrant confirms that any acquired fund fees incurred indirectly by the Fund as a result of investment in shares of one or more ETF are estimated to not exceed 0.01% of the average net assets of the Fund.  Therefore, the Fund has included any such fees and expenses under the subcaption "Other Expenses" in lieu of this disclosure requirement, as per N-1A, Item 3, Instruction 3(f)(i).

b.
The disclosure in the summary prospectus and the statutory section are identical; please redraft the disclosure in the summary prospectus to provide a true summary pursuant to Item 9 of Form N-1A making sure to still include the names of the sub-advisers in the summary section.

RESPONSE:  The Registrant has made the requested change.

c.	In the principal investment strategies section, please provide further disclosure regarding "private investment funds" in which the Fund may invest.

RESPONSE:  The Registrant has made the requested change, as follows:

The Fund may invest in other pooled investment vehicles, including other investment companies, European registered investment funds ("UCITS"), real estate investment trusts ("REITs"), private investment funds, and partnership interests, including master limited partnerships ("MLPs"). A private investment fund is a type of financial investment company that is generally exempt from federal securities regulations and laws and has either less than 100 investors or where its member investors have substantial funds invested elsewhere. Unless otherwise indicated, references to the Fund's investments and related risk factors in this prospectus and the Statement of Additional Information ("SAI") include investments by any underlying mutual funds, or other pooled investment vehicles in which the Fund may invest.

5.	Summary Prospectus and Statutory Section for the JNL Alt 65 Fund

a.
Unlike all of the other Alt Funds under JNLST, "institutional" has been removed from this Fund's name; please add disclosure on why it is appropriate to not use "institutional" in this Fund versus other Funds within JNLST.

RESPONSE: The Registrant respectfully declines this request.  Unlike the other three JNL Institutional Alt Funds, this Fund will become available to policyholders on April 27, 2015 through the Jackson National Life Insurance Company's Elite Access product. The Fund's naming convention is consistent with other Funds offered under the Elite Access product.

6.	Summary Prospectus and Statutory Section for the JNL/AllianceBernstein Dynamic Asset Allocation Fund

a.	The disclosure in the summary prospectus and the statutory section are identical; please redraft the disclosure in the summary prospectus to provide a true summary pursuant to Item 9 of Form N-1A.

RESPONSE:  The Registrant has made the requested change.

7.	Summary Prospectus and Statutory Section for the JNL/AQR Managed Futures Strategy Fund

a.	The disclosure in the summary prospectus and the statutory section are identical; please redraft the disclosure in the summary prospectus to provide a true summary pursuant to Item 9 of Form N-1A.

RESPONSE:  The Registrant has made the requested change.

8.	Summary Prospectus and Statutory Section for the JNL/BlackRock Commodity Securities Strategy Fund

a.	The principal investment strategies section includes disclosure stating that the Fund may invest in ETFs, please confirm that acquired fund fees do not need to be reported for this Fund.

RESPONSE:  The Registrant confirms that any acquired fund fees incurred indirectly by the Fund as a result of investment in shares of one or more ETF do not exceed 0.01% of the average net assets of the Fund.  Therefore, the Fund has included any such fees and expenses under the subcaption "Other Expenses" in lieu of this disclosure requirement, as per N-1A, Item 3, Instruction 3(f)(i).

9.	Summary Prospectus and Statutory Section for the JNL/Franklin Templeton Founding Strategy Fund

a.	In the principal investment strategies section, please provide a brief summary of the investment strategies of the 3 Underlying Funds.

RESPONSE:  The Registrant has made the requested change.

10.	Summary Prospectus and Statutory Section for the JNL/Franklin Templeton Global Multisector Bond Fund

a.
In the principal investment strategies section, please add disclosure stating that the Fund has a policy of investing, under normal circumstances, at least 80% of the Fund's assets in bonds. See Rule 35d-1 under the Investment Company Act of 1940, as amended.

RESPONSE:  The Registrant has made the requested change, as follows:

Under normal market conditions, the Fund will invests primarily at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in fixed and floating rate debt securities and debt obligations (including convertible bonds) of governments, government-related or corporate issuers worldwide (collectively, "bonds").

11.	Summary Prospectus and Statutory Section for the JNL/Goldman Sachs Mid Cap Value Fund

a.	In the principal investment strategies section, please provide further disclosure regarding the types of and reasons for investing in derivatives.

RESPONSE:  The Registrant hereby confirms that it does not invest in derivatives and has deleted references to derivatives in the summary prospectus and the relevant section of the statutory prospectus.

12.	Summary Prospectus and Statutory Section for the JNL/Mellon Capital 10 x 10 Fund and the JNL/Mellon Capital Index 5 Fund

a.
In the principal investment strategies section, please provide further disclosure regarding (i) how the Funds will be allocating investments in Underlying Funds; (ii) what proportion of Underlying Funds will these Funds hold; and (iii) under what market conditions.

RESPONSE:  The Registrant has made the requested change.

13.	Summary Prospectus and Statutory Section for the JNL/Mellon Capital Emerging Markets Index Fund

a.	In the principal investment strategies section, please provide further disclosure regarding the Fund's ETF investment strategy.

RESPONSE:  The Registrant has made the requested change.

14.
Summary Prospectus and Statutory Section for the JNL/AllianceBernstein Dynamic Asset Allocation Fund, JNL/AQR Managed Futures Strategy Fund, JNL/BlackRock Commodity Securities Strategy Fund, JNL/BlackRock Global Allocation Fund, and JNL/Ivy Asset Strategy Fund

a.
Please disclose that the Funds comply with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

RESPONSE:  The Registrant confirms that the Funds comply with Section 8 and Section 18.  The Registrant also believes that the principal investment strategy section of each Fund already contains the disclosure requested by the staff.

b.
Please disclose that each investment adviser to a Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to a Fund under Section 2(a)(20) of the Investment Company Act.  The investment advisory agreement between a Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

RESPONSE:  The Registrant confirms that the registration statement includes this disclosure. The Registrant also confirms that the investment advisory agreement between a Subsidiary and its investment adviser will be included as an exhibit to the registration statement in the Rule 485B filing.

c.	Please disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

RESPONSE:  The Registrant confirms that the registration statement includes this disclosure.  JPMorgan Chase Bank, N.A. is the custodian for the Cayman Islands subsidiaries. The Bank of Nova Scotia is also a custodian to the JNL/Ivy Asset Strategy Fund Ltd. for certain physical commodities.

d.
Disclose: (1) whether each Fund with a Subsidiary has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from its Subsidiary is qualifying income, and (2) if a Fund have not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

RESPONSE: (1) The Registrant has not received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiaries is qualifying income.  (2) As disclosed in each Fund's principal risks, the Registrant is relying on an Opinion of Counsel as its basis for determining that such undistributed income is qualifying income.

e.
Disclose, as appropriate, whether any of a Subsidiary's principal investment strategies or principal risks constitute principal investment strategies or risks of a Fund.  The principal investment strategies and principal risk disclosures of a Fund that invests in its Subsidiary should reflect aggregate operations of the Fund and its Subsidiary.

RESPONSE:  The Registrant confirms that each Subsidiary's principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund.

f.	Confirm that the financial statements of each Subsidiary will be consolidated with those of the Fund.
RESPONSE:  The Registrant confirms that the financials of each Cayman Subsidiary are consolidated with those of the respective Fund.

g.
Confirm in correspondence that: (1) each Subsidiary's expenses will be included in the Fund's prospectus fee table; (2) each Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) each Subsidiary and its board of directors will agree to inspection of the Subsidiary's books and records by the staff; and (4) each Subsidiary's board of directors will sign the Fund's registration statement.

RESPONSE:  The Registrant confirms that: (1) each Subsidiary's expenses will be included in the Fund's prospectus fee table; (2) each Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) each Subsidiary and its board of directors will agree to inspection of the Subsidiary's books and records by the staff; and (4) each Subsidiary's board of directors will sign the Fund's registration statement.

15.	Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Because the registrant and its management are in possession of all facts relating to a fund's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

●	the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

●	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:  The Registrant has included a Tandy Letter with this response memorandum.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 312-730-9721.  Thank you for your prompt attention to this matter.

cc:            File

SEC Response 2(b)
JNL/American Funds Global Small Capitalization Fund
Class A and B

Principal Investment Strategies.  The Fund operates as a "feeder fund" and seeks to achieve its goal by investing all of its assets in Class 1 shares of the Master Global Small Capitalization Fund.  Normally, the Master Global Small Capitalization Fund invests at least 80% of its net assets in growth-oriented common stocks and other equity-type securities (such as preferred stocks, convertible preferred stocks and convertible bonds) of companies with small market capitalizations, measured at the time of purchase.  However, the Master Fund's holdings of small capitalization stocks may fall below the 80% threshold due to subsequent market action.  The Master Global Small Capitalization Fund currently defines "small market capitalization" companies as companies with market capitalizations of $4 billion or less.  The Master Global Small Capitalization Fund seeks to invest globally; the Master Global Small Capitalization Fund will allocate its assets among securities of companies domiciled in various countries, including the United States and countries with emerging markets (but in no fewer than three countries).  Under normal market conditions, the Master Global Small Capitalization Fund seeks to invest at least 30% of its net assets in issuers outside the United States.

Under normal circumstances, the Master Global Small Capitalization Fund invests a significant portion of its assets outside the United States.  The Master Global Small Capitalization Fund normally invests a portion of its assets in common stocks and other securities (such as preferred stocks, convertible preferred stocks and convertible bonds) of companies in emerging market countries and expects to be invested in numerous countries around the world.

The Master Global Small Capitalization Fund is designed for investors seeking capital appreciation through stocks.  Investors in the Master Global Capitalization Fund should have a long-term perspective and, for example, be able to tolerate potentially sharp, short-term declines in value.

SEC Response 3(a)
JNL/American Funds New World Fund
Class A and B

Principal Investment Strategies.  The Fund operates as a "feeder fund" and seeks to achieve its goal by investing all of its assets in Class 1 shares of the Master New World Fund.  The Master Fund is designed for investors seeking capital appreciation over time.  The Fund may invest in companies without regard to market capitalization, including companies with small market capitalizations.  Investors in the Master Fund should have a long-term perspective and, for example, be able to tolerate potentially sharp, short-term declines in value.

The Master Fund invests primarily in common stocks of companies with significant exposure to countries with developing economies and/or markets.  The Master Fund may also invest in debt securities of issuers, including issuers of lower-rated bonds (rated Ba1 or below and BB+ or below by Nationally Recognized Statistical Rating Organizations designated by the Master Fund's investment adviser or unrated but determined to be of equivalent quality by the Master Fund's investment adviser), with exposure to these countries.  Bonds rated Ba1 or BB+ or below are sometimes referred to as "junk bonds."  Under normal market conditions, the Master Fund will invest at least 35% of its assets in equity and debt securities of issuers primarily based in qualified countries that have developing economies and/or markets.  In determining whether a country is qualified, the Master Fund's investment adviser will consider such factors as the country's per capita gross domestic product; the percentage of the country's economy that is industrialized; market capital as a percentage of gross domestic product; the overall regulatory environment; the presence of government regulation limiting or banning foreign ownership; and restrictions on repatriation of initial capital, dividends, interest and/or capital gains.  The investment adviser to the Master Fund maintains a list of qualified countries and securities in which the Master Fund may invest.  Qualified developing countries in which the Master Fund may invest currently include, but are not limited to, Argentina, Bahrain, Brazil, Bulgaria, Chile, China, Colombia, Croatia, Czech Republic, Dominican Republic, Ecuador, Egypt, Gabon, Ghana, Greece, Hungary, India, Indonesia, Jamaica, Jordan, Kazakhstan, Kenya, Kuwait, Lebanon, Macau, Malaysia, Malta, Mexico, Morocco, Nigeria, Oman, Pakistan, Panama, Paraguay, Peru, Philippines, Poland, Qatar, Romania, Russian Federation, Saudi Arabia, Slovenia, South Africa, Sri Lanka, Thailand, Turkey, Ukraine, United Arab Emirates, Uruguay, Venezuela, Vietnam, and Zambia.

The Master Fund may invest in equity securities of any company, regardless of where it is based, if the Master Fund's investment adviser determines that a significant portion of the company's assets or revenues (generally 20% or more) is attributable to developing countries. In addition, the Master Fund may invest up to 25% of its assets in nonconvertible debt securities of issuers, including issuers of lower rated bonds and government bonds, primarily based in qualified countries or that have a significant portion of their assets or revenues attributable to developing countries.  The Master Fund may also, to a limited extent, invest in securities of issuers based in developing countries not on the investment adviser's list of qualified developing countries .

SEC Response 4(b) and (c)
JNL Multi-Manager Alternative Fund
Class A

Principal Investment Strategies.  The Fund seeks to achieve its investment objective by allocating among a variety of alternative strategies managed by unaffiliated investment managers ("Sub-Advisers"). Each of the Sub-Advisers generally provides day-to-day management for a portion of the Fund's assets.

Each Sub-Adviser may use different investment strategies in managing Fund assets, acts independently from the others, and uses its own methodology for selecting investments. Jackson National Asset Management, LLC ("JNAM" or "Adviser") is responsible for identifying and retaining the Sub-Advisers for the selected strategies and for monitoring the services provided by the Sub-Advisers. JNAM provides a qualitative and quantitative supervision as part of its process for selecting and monitoring the Sub-Advisers. JNAM is also responsible for selecting the Fund's alternative investment strategies and for determining the amount of Fund assets to allocate to each Sub-Adviser. Based on JNAM's ongoing evaluation of the Sub-Advisers, JNAM may adjust allocations among Sub-Advisers.

Below are the principal investment strategies for each strategy, but the Sub-Advisers may also implement other investment strategies in keeping with the strategy's objective.

Equity Long/Short Strategies

•
Lazard Asset Management, LLC ("Lazard") employs a long/short equity strategy that seeks to achieve long-term capital appreciation by investing in attractive opportunities around the world, including emerging markets.

•
First Pacific Advisors, LLC ("FPA") pursues a contrarian value strategy that seeks to identify absolute value opportunities across the capital structure, and in a variety of market caps, geographies and sectors with the long-term objective of achieving equity rates of return with less risk than the market. Being contrarian in nature  means the team will not pay close attention to benchmark weightings and is willing to hold meaningful amounts of cash for prolonged period if opportunities do not present themselves. FPA defines "value" as companies whose equity securities trading at a substantial discount to private market value. Investments typically include common and preferred stock, convertible securities, corporate, high yield, and government debt. Targeted short selling is generally used to lower volatility in the portfolio and help preserve capital in the portfolio.

•
Invesco Advisers, Inc. ("Invesco") pursues a U.S. market neutral strategy that seeks to add value from a broadly diversified portfolio of U.S. stocks by capturing performance spread between its long and short holdings. When seeking long positions, Invesco considers the most attractive stocks to be those: 1) with strong and improving fundamentals, 2) supportive price behavior, 3) run by shareholder-friendly managers, and 4) available at an attractive discount. Invesco seeks to neutralize the general risks associated with stock market investing by keeping its market sensitivity or beta close to zero and is also dollar-, beta-, sector-, and style-neutral.

Event Driven and Merger Arbitrage Strategies

•
Visium Asset Management, LP ("Visium") employs a flexible blend of two complementary event driven strategies: a special situations strategy ("Special Situations Strategy") and a merger arbitrage strategy ("Merger Arbitrage Strategy"). These strategies target the equity and fixed income securities of primarily North American companies involved in events such as mergers, acquisitions, spin-offs, bankruptcy restructurings, stock buybacks, industry consolidations, large capital expenditure programs, significant management changes, self-liquidations or other similar events . The Special Situations Strategy focuses on pre-announced opportunities where Visium believes that particular events in a company's life cycle could lead to an increase in the value of the security over a defined period of time. The Merger Arbitrage Strategy focuses on post-announced opportunities where Visium believes there is an opportunity to capture the spread between the security price at the announcement of a merger or similar transaction and the price upon completion of such transaction.

•
Babson Capital Management LLC ("Babson Capital") pursues a long/short event driven strategy that predominantly invests in the equity and fixed income securities of U.S. domiciled companies. The strategy relies on intense fundamental research of small and mid-cap companies and focuses on overlooked and misunderstood situations where there is a specific catalyst to drive value, such as a reorganization, bankruptcy, recapitalization or changes to dividend policy. The strategy may also use industry and broad market ETFs as a component of its hedging strategy.

Relative Value Strategies

•
BlueBay Asset Management LLP ("BlueBay") invests predominantly in below investment grade fixed income worldwide, with a strong bias towards North America and Europe. The strategy aims to allocate flexibly between bonds and loans, while tactically hedging various credit, interest rate, and currency risks.

•
Lazard invests in convertible securities, preferred securities, equity, and debt, with the objective of current income, long-term capital appreciation and principal protection. Lazard's Portfolio Management Team constructs a diversified portfolio of convertible securities, preferred stocks, equity, and debt that have been evaluated on relative valuation and risk attributes.

Global Macro Strategy

•
Western Asset Management Company ("Western Asset") focuses on relative-value opportunities in the global interest rates and global credit using diversified strategies in highly liquid derivative securities and cash bonds. The strategy invests in fixed-income securities, up to 50% below investment-grade and up to 50% in un-hedged non-U.S. investments, and may also invest up to 50% emerging markets.

JNAM also may choose to allocate the Fund's assets to additional strategies in the future. There is no assurance that any or all of the strategies discussed in this prospectus will be used by JNAM or the Sub-Advisers.

JNAM may also manage Fund assets directly to seek to enhance returns, or to hedge and to manage the Fund's cash and short-term instruments.

JNAM and the Sub-Advisers will implement the various alternative investment strategies by taking long and/or short positions in a broad range of asset classes, such as equity securities, fixed income, derivatives, other investment companies, currency- and commodity-related instruments and structured products. Long positions benefit from an increase in the price of the underlying instrument or asset class, while short positions benefit from a decrease in that price. The Fund has flexibility in the relative weighting of each asset class and expects to vary the percentages of assets invested in each asset class from time to time. JNAM's allocations to the underlying Sub-Advisers will be a function of a variety of factors including each underlying strategy's expected returns, volatility, correlation, and contribution to the Fund's overall risk profile. The Fund may invest in securities and other financial instruments of companies of any market capitalization. The Fund may invest in securities and other financial instruments available in and which have exposure to both U.S. and non-U.S. markets, including emerging markets, which can be U.S. dollar-denominated or non-U.S. dollar-denominated and may be currency hedged or un-hedged. The Fund may invest up to 35% of its total assets in high yield or junk bonds, corporate loans and distressed securities.  Junk bonds are fixed income securities rated below investment-grade by independent rating agencies or are bonds that are unrated but that the Sub-Adviser believes are of comparable quality.  The Fund may invest in corporate loans. Up to 15% of the Fund's net assets may be invested in illiquid investments.

The Fund may invest in a variety of equity securities, including common stock, preferred stock, rights and warrants to purchase common stock, depositary receipts, securities convertible into common and preferred stock and non-convertible preferred stock.

With respect to the Fund's fixed income investments, the Fund may invest in a variety of instruments including bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities.  The Fund may also invest in exchange traded notes ("ETNs"). The average portfolio duration of the fixed income portion of the Fund will vary based on the Sub-Advisers' and JNAM's forecast of interest rates and there are no limits regarding portfolio duration or average maturity.

The Fund may invest in other pooled investment vehicles, including other investment companies, European registered investment funds ("UCITS"), real estate investment trusts ("REITs"), private investment funds, and partnership interests, including master limited partnerships ("MLPs"). A private investment fund is a type of financial investment company that is generally exempt from federal securities regulations and laws and has either less than 100 investors or where its member investors have substantial funds invested elsewhere.

Consistent with the Fund's objectives, the Fund may from time to time purchase derivative securities, such as forward currency contracts and currency futures and options, to, among other reasons, manage foreign currency exposure, provide liquidity, provide exposure not otherwise available, manage risk and implement investment strategies in a more efficient manner. The Fund may invest in derivative instruments that combine features of these instruments or are developed from time to time. The Fund expects to utilize contracts for difference, swap agreements and other derivative instruments to maintain a significant portion of its long and short positions. The Fund may seek to gain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as repurchase agreements, reverse repurchase agreements or dollar rolls). The Fund may (but is not required to) invest in derivatives, including put and call options, futures, forward contracts and swaps, in lieu of investing directly in a security, currency or instrument, for hedging and non-hedging purposes.

The Fund is a "non-diversified" fund, which means it generally invests a greater portion of its assets in the securities of one or more issuers and invests overall in a smaller number of issuers than a "diversified" fund.

SEC Response 6(a)
JNL/AllianceBernstein Dynamic Asset Allocation Fund
Class A and B

Principal Investment Strategies.  The Fund invests in a globally diversified portfolio of equity and debt securities, including exchange-traded funds ("ETFs"), and other financial instruments, and expects to enter into derivatives transactions, including, but not limited to, options, futures, forwards and swaps to achieve market exposure. The Fund's neutral weighting, from which it will make its tactical asset allocations, is 70% equity exposure and 30% debt exposure. Within these broad components, the Fund may invest in any type of security, including common and preferred stocks, warrants and convertible securities, government and corporate fixed-income securities, commodities, currencies, real estate-related securities and inflation-protected securities. The Fund may invest in U.S., non-U.S. and emerging market issuers. The Fund may invest in securities of companies across the capitalization spectrum, including smaller capitalization companies. The Fund expects its investments in fixed-income securities to have a broad range of maturities and quality levels. The Fund is expected to be highly diversified across industries, sectors and countries, and will choose its positions from several market indices worldwide in a manner that is intended to track the performance (before fees and expenses) of those indices.

The Sub-Adviser will continuously monitor the risks presented by the Fund's asset allocation and may make frequent adjustments to the Fund's exposures to different asset classes. Using its proprietary Dynamic Asset Allocation techniques, the Sub-Adviser will adjust the Fund's exposure across or within asset classes in response to the Sub-Adviser's assessment of the relative risks and returns. For example, when the Sub-Adviser determines that equity market volatility is particularly low and that, therefore, the equity markets present reasonable return opportunities, the Sub-Adviser may increase the Fund's equity exposure to as much as 90%. Conversely, when the Sub-Adviser determines that the risks in the equity markets are disproportionately greater than the potential returns offered, the Sub-Adviser may reduce the Fund's equity exposure significantly below the target percentage or may even decide to eliminate equity exposure altogether by increasing the Fund's fixed-income exposure to 100%.

The Fund expects to utilize derivatives and to invest in ETFs to a significant extent. Derivatives and ETFs may provide more efficient and economical exposure to market segments than direct investments, and the Fund's market exposures may at times be achieved almost entirely through the use of derivatives or through the investments in ETFs. Derivatives transactions and ETFs may also be a quicker and more efficient way to alter the Fund's exposure than buying and selling direct investments. As a result, the Sub-Adviser expects to use derivatives as one of the primary tools for adjusting the Fund's exposure levels from its neutral weighting. The Sub-Adviser also expects to use direct investments and ETFs to adjust the Fund's exposure levels.

Currency exchange rate fluctuations can have a dramatic impact on returns, significantly adding to returns in some years and greatly diminishing them in others. To the extent that the Fund invests in non-U.S. Dollar-denominated investments, the Sub-Adviser will integrate the risks of foreign currency exposures into its investment and asset allocation decision making. The Sub-Adviser may seek to hedge all or a portion of the currency exposure resulting from the Fund's investments. The Sub-Adviser may also seek investment opportunities through currencies and currency-related derivatives.

Generally, the Fund invests in futures contracts, futures-related instruments, forwards, swaps and options to provide exposure to asset classes including, but not limited to, global developed and emerging equity, fixed income and currencies (collectively, "Instruments").  The Fund will also seek to gain exposure to commodity related instruments primarily by investing in JNL/AllianceBernstein Dynamic Asset Allocation Fund Ltd. ("Subsidiary"), which invests primarily in those futures and swaps (as described more fully below).These Instruments may be used for investment or speculative purposes, hedging or as a substitute for investing in conventional securities.  The Fund may also invest in fixed income securities, money market instruments, and cash.  There are no geographic limits on the market exposure of the Fund's assets.  This flexibility allows AllianceBernstein L.P. ("Sub-Adviser") to look for investments or gain exposure to asset classes and markets around the world, including emerging markets, that it believes will enhance the Fund's ability to meet its objective.

The Fund may invest up to 25% of the value of its total assets in the Subsidiary. The Subsidiary is a wholly owned and controlled subsidiary of the Fund, organized under the laws of the Cayman Islands as an exempted company. Generally, the Subsidiary invests primarily in precious metals, commodity futures and swaps on commodity futures, but it may also invest in financial futures, option and swap contracts, fixed income securities, pooled investment vehicles, including those that are not registered pursuant to the 1940 Act, and other investments intended to serve as margin or collateral for the Subsidiary's derivative positions. The Fund invests in the Subsidiary in order to gain exposure to the commodities markets within the limitations of the federal tax law, rules and regulations that apply to regulated investment companies ("RICs"). The Subsidiary is subject to the same general investment policies and restrictions as the Fund, except that, unlike the Fund, the Subsidiary is able to invest without limitation in precious metals and commodity-related investments subject to the same 1940 Act asset coverage requirements that are applicable to the Fund. The Fund is the sole shareholder of the Subsidiary and does not expect shares of the Subsidiary to be offered or sold to other investors.  The Subsidiary is advised by Jackson National Asset Management, LLC ("JNAM" or "Adviser") and has the same money managers as the Fund. The Trust's President and Vice President, who are the President and Chief Operating Officer, respectively, of JNAM, serve as directors of the Subsidiary.

SEC Response 7(a)
JNL/AQR Managed Futures Strategy Fund
Class A and B

Principal Investment Strategies.  To pursue its investment objective, the Fund invests primarily in a portfolio of futures contracts, futures-related instruments and swaps, as defined below.  The Fund's universe of investments currently includes more than 100 global developed and emerging market exchange-traded futures, futures-related instruments, swaps and forward contracts currently across four major asset classes (commodities, currencies, fixed income and equities).  The Fund's universe of investments is subject to change under varying market conditions and as these instruments evolve over time.

Generally, the Fund invests in futures contracts, futures-related instruments and swaps, including, but not limited to, global developed and emerging market equity index futures, swaps on equity index futures and equity swaps, global developed and emerging market currency forwards, commodity futures and swaps, global developed fixed income futures and bond futures and swaps (collectively, "Instruments").  The Fund will seek to gain exposure to commodity futures and swaps primarily by investing in JNL/AQR Managed Futures Strategy Fund Ltd. ("Subsidiary"), which invests primarily in those futures and swaps (as described more fully below).These Instruments may be used for investment or speculative purposes, hedging or as a substitute for investing in conventional securities.  The Fund may also invest in fixed income securities, money market instruments, and cash.  There are no geographic limits on the market exposure of the Fund's assets.  This flexibility allows AQR Capital Management, LLC ("Sub-Adviser") to look for investments or gain exposure to asset classes and markets around the world, including emerging markets, that it believes will enhance the Fund's ability to meet its objective.

The Sub-Adviser uses proprietary quantitative models to identify price trends in equity, fixed income, currency and commodity Instruments.  Once a trend is determined, the Fund will take either a long or short position in the given Instrument.  The owner of a "long" position in a derivative instrument will benefit from an increase in the price of the underlying investment. The owners of a "short" position in a derivative instrument will benefit from a decrease in the price of the underlying investment.  The size of the position taken will relate to the Sub-Adviser's confidence in the trend continuing as well as the Sub-Adviser's estimate of the Instrument's risk.  The Sub-Adviser generally expects that the Fund will have exposure in long and short positions across all four major asset classes (commodities, currencies, fixed income and equities), but at any one time the Fund may emphasize one or two of the asset classes or a limited number of exposures within an asset class.

Futures and forward contracts are contractual agreements to buy or sell a particular currency, commodity or financial instrument at a predetermined price in the future.  The Fund's use of futures contracts, forward contracts, swaps and certain other Instruments will have the economic effect of financial leverage.  Financial leverage magnifies exposure to the swings in prices of an asset class underlying an Instrument and results in increased volatility, which means the Fund will have the potential for greater gains, as well as, the potential for greater losses, than if the Fund does not use Instruments that have a leveraging effect.  Leveraging tends to magnify, sometimes significantly, the effect of any increase or decrease in the Fund's exposure to an asset class and may cause the Fund's net asset value ("NAV") to be volatile.  A decline in the Fund's assets due to losses magnified by the Instruments providing leveraged exposure may require the Fund to liquidate portfolio positions to satisfy its obligations, to meet redemption requests, to meet margin or collateral requirements, or to meet asset segregation requirements when it may not be advantageous to do so.

The Sub-Adviser expects the Fund's NAV over short-term periods to be volatile because of the significant use of Instruments that have a leveraging effect.  Volatility is a statistical measurement of the dispersion of returns of a security or fund or index, as measured by the annualized standard deviation of its returns.  Higher volatility generally indicates higher risk.  The Fund's returns are expected to be volatile; however, the Sub-Adviser, on average, will target an annualized volatility level for the Fund of 10%.  The Sub-Adviser expects that the Fund's targeted annualized forecasted volatility will typically range between 5% and 13%; however, the actual or realized volatility level for longer or shorter periods may be materially higher or lower depending on market or economic conditions.  Actual or realized volatility can and will differ from the forecasted or target volatility described above.

As a result of the Fund's strategy, the Fund may have highly leveraged exposure to one or more asset classes at times.  The Investment Company Act of 1940, as amended ("1940 Act") and the rules and interpretations thereunder impose certain limitations on the Fund's ability to use leverage and also require the Fund to "set aside" (often referred to as asset segregation") liquid assets, or engage in other SEC or SEC staff approved measures, to "cover" open positions with respect to certain Instruments that have the economic effect of financial leverage (as described above). The Fund, however, is not subject to any additional limitations on its net long and short exposures.  For more information on the asset segregation requirements and these and other risk factors, please see the "Principal Risks of Investing in the Fund."

When taking into account derivative instruments and instruments with a maturity of one year or less at the time of acquisition, the Fund's strategy will result in frequent portfolio trading and high portfolio turnover (typically greater than 300%).

A significant portion of the assets of the Fund may be invested directly or indirectly in money market instruments, which may include, but are not be limited to, U.S. Government securities (including U.S. treasury bills), U.S. government agency securities, short-term fixed income securities, overnight and/or fixed term repurchase agreements, money market mutual fund shares, and cash and cash equivalents with one year or less term to maturity.  These cash or cash equivalent holdings may serve as collateral or coverage for the positions the Fund takes and also earn income for the Fund.

The Fund intends to make investments through the Subsidiary and may invest up to 25% of the value of its total assets in the Subsidiary. The Subsidiary is a wholly owned and controlled subsidiary of the Fund, organized under the laws of the Cayman Islands as an exempted company. Generally, the Subsidiary invests primarily in commodity futures and swaps, but it may also invest in financial futures, option and swap contracts, fixed income securities, pooled investment vehicles, including those that are not registered pursuant to the 1940 Act, and other investments intended to serve as margin or collateral for the Subsidiary's derivative positions. The Fund invests in the Subsidiary in order to gain exposure to the commodities markets within the limitations of the federal tax law, rules and regulations that apply to regulated investment companies ("RICs"). The Subsidiary is subject to the same general investment policies and restrictions as the Fund, except that, unlike the Fund, the Subsidiary is able to invest without limitation in commodity-linked derivatives, subject to the same 1940 Act asset coverage requirements that are applicable to the Fund. The Fund is the sole shareholder of the Subsidiary and does not expect shares of the Subsidiary to be offered or sold to other investors.  The Subsidiary is advised by Jackson National Asset Management, LLC ("JNAM" or "Adviser") and has the same money managers as the Fund. The Trust's President and Vice President, who are the President and Chief Operating Officer, respectively, of JNAM, serve as directors of the Subsidiary.

For temporary defensive purposes, when purchases or redemptions require, or during transitions, the Fund may deviate very substantially from the allocation described above.

The Fund is a "non-diversified" fund, which means it generally invests a greater portion of its assets in the securities of one or more issuers and invests overall in a smaller number of issuers than a "diversified" fund.

SEC Response 9(a)
JNL/Franklin Templeton Founding Strategy Fund
Class A

Principal Investment Strategies.  The Fund seeks to achieve its objective by making allocations (approximately 33 1/3%) of its assets and cash flows among the following three Funds ("Underlying Funds"):

•	JNL/Franklin Templeton Income Fund;
•	JNL/Franklin Templeton Global Growth Fund; and
•	JNL/Franklin Templeton Mutual Shares Fund.

The JNL/Franklin Templeton Global Growth Fund seeks long-term capital growth by investing primarily in the equity securities of companies located anywhere in the world, including emerging markets (under normal market conditions).

The JNL/Franklin Templeton Income Fund seeks to maximize income while maintaining prospects for capital appreciation by investing in a diversified portfolio of debt and equity securities.

The JNL/Franklin Templeton Mutual Shares Fund seeks capital appreciation, which may occasionally be short-term, and secondarily, income. The Fund primarily invests in equity securities of U.S. and foreign companies that are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value). The Fund invests the equity portion of its portfolio primarily to predominately in companies with market capitalization greater than $5 billion, with a portion or significant amount in smaller companies.

These Underlying Funds, in turn invest primarily in U.S. and foreign equity securities, and, to a lesser extent, fixed income and money market securities.

The investment policies of the Underlying Funds are described elsewhere in this Prospectus.

SEC Response 10(a)
JNL/Franklin Templeton Global Multisector Bond Fund
Class A and B

Principal Investment Strategies.  Under normal market conditions, the will Fund invest at least 80% of its assets (net assets plus the amount of borrowings for investment purposes) in fixed and floating rate debt securities and debt obligations (including convertible bonds) of governments, government-related or corporate issuers worldwide (collectively, "bonds"). Bonds include debt securities of any maturity, such as bonds, notes, bills and debentures. The Fund may also invest in inflation-indexed securities and securities or structured products that are linked to or derive their value from another security, asset or currency of any nation. In addition, the Fund's assets will be invested in issuers located in at least three countries (including the U.S.). The Fund may invest without limit in developing markets.

The Fund may buy bonds rated in any category, including securities in default. The Fund may invest in debt securities of any maturity, and the average maturity of debt securities in the Fund's portfolio will fluctuate depending on the Sub-Adviser's outlook on changing market, economic, and political conditions.

The Fund may invest in fixed income securities of any credit quality, including below investment grade or high-yield securities (sometimes referred to as "junk bonds"), and may buy bonds that are in default.  It is anticipated that the Fund may frequently invest up to 50% of its assets in high-yield securities.

For purposes of pursuing its investment goals, the Fund regularly uses various currency related transactions involving derivative instruments, including currency and cross currency forwards and currency and currency index futures contracts. The Fund maintains significant positions in currency related derivative instruments as a hedging technique or to implement a currency investment strategy, which could expose a large amount of the Fund's assets to obligations under these instruments. The result of such transactions may represent, from time to time, a large component of the Fund's investment returns. The Fund may also enter into various other transactions involving derivatives, including interest/bond futures and interest rate swap agreements. These derivative instruments may be used for hedging purposes, to enhance returns, or to obtain net long or net negative (short) exposure to selected currencies, interest rates, countries or durations.

The Sub-Adviser allocates the Fund's assets based upon its assessment of changing market, political and economic conditions. It will consider various factors, including evaluation of interest and currency exchange rate changes and credit risks. The Sub-Adviser may consider selling a security when it believes the security has become fully valued due to either its price appreciation or changes in the issuer's fundamentals, or when the Sub-Adviser believes another security is a more attractive investment opportunity.

The Fund is a "non-diversified" fund, which means it generally invests a greater portion of its assets in the securities of one or more issuers and invests overall in a smaller number of issuers than a "diversified" fund.

SEC Response 11(a)
JNL/Goldman Sachs Mid Cap Value Fund
Class A and B

Principal Investment Strategies. The Fund seeks to meet this objective by investing, under normal circumstances, at least 80% of its assets in securities within the market capitalization range of the Russell Mid Cap Value Index and the Russell 2500 Value Index.

As of December 31, 2014, the capitalization range of the Russell Midcap® Value Index was between $_____ billion and $______ billion.  As of December 31, 2014, the capitalization range of the Russell 2500 Value Index was between $__ million and $_____ billion.

If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities.

The Fund may invest up to 25% of its net assets in foreign securities, including securities of issuers in emerging countries.

SEC Response 12(a)
JNL/Mellon Capital 10 x 10 Fund
Class A

Principal Investment Strategies. The Fund seeks to achieve its objective by investing in Class A shares of the following Funds ("Underlying Funds"):

➢	50% in the JNL/Mellon Capital JNL 5 Fund;
➢	10% in the JNL/Mellon Capital S&P 500 Index Fund;
➢	10% in the JNL/Mellon Capital S&P 400 MidCap Index Fund;
➢	10% in the JNL/Mellon Capital Small Cap Index Fund;
➢	10% in the JNL/Mellon Capital International Index Fund; and
➢	10% in the JNL/Mellon Capital Bond Index Fund.

Under all market conditions, the Fund seeks to maintain the aforementioned target weights to the Underlying Funds, although market movements may result in some variance around the target weights. The Fund is rebalanced at least once per year, and daily flows in and out of the Fund are allocated in a manner to help minimize dispersion from the target weights of the Underlying Funds. The Fund will typically represent less than 10% of each of the Underlying Funds' net assets.

SEC Response 12(a)
JNL/Mellon Capital Index 5 Fund
Class A

Principal Investment Strategies. The Fund seeks to achieve its objective by investing in Class A shares of the following Funds ("Underlying Funds"):

➢	20% in the JNL/Mellon Capital S&P 500 Index Fund;
➢	20% in the JNL/Mellon Capital S&P 400 MidCap Index Fund;
➢	20% in the JNL/Mellon Capital Small Cap Index Fund;
➢	20% in the JNL/Mellon Capital International Index Fund; and
➢	20% in the JNL/Mellon Capital Bond Index Fund.

Under all market conditions, the Fund seeks to maintain the aforementioned target weights to the Underlying Funds, although market movements may result in some variance around the target weights. The Fund is rebalanced at least once per year, and daily flows in and out of the Fund are allocated in a manner to help minimize dispersion from the target weights of the Underlying Funds. The Fund will typically represent less than 20% of each of the Underlying Funds' net assets.

The investment policies of the Underlying Funds are described elsewhere in this Prospectus.

SEC Response 13(a)
JNL/Mellon Capital Emerging Markets Index Fund
Class A and B

Principal Investment Strategies.  The Fund seeks to invest under normal circumstances, at least 80% of its assets in stocks included in the MSCI Emerging Markets Index ("Index"), including depositary receipts representing securities of the Index; which may be in the form of American Depositary receipts ("ADRs"), Global Depositary receipts ("GDRs") and European Depositary receipts ("EDRs").

The Fund attempts to replicate the Index by investing all or substantially all of its assets in the stocks that comprise the Index.  Indexing offers a cost-effective investment approach to gaining diversified market exposure over the long-term.

When replicating the Index, portfolio turnover is typically limited to what the Index adds and deletes, contract owner contributions and withdrawals, fund of fund purchases and redemptions, and reinvestment income.  The replicated portfolio does not require rebalancing as a result of market movement.  It is rebalanced automatically with the change in share price.

The Fund will use to a significant degree derivative instruments, such as options, futures, and options on futures (including those relating to securities, indexes, foreign currencies and interest rates), forward contracts, swaps and hybrid instruments (typically structured notes), as a substitute for investing directly in equities, bonds and currencies in connection with its investment strategy.  The Fund also may use such derivatives as part of a hedging strategy or for other purposes related to the management of the Fund.  Derivatives may be entered into on established exchanges or through privately negotiated transactions referred to as over-the-counter derivatives.  The Fund also may purchase or sell securities on a forward commitment (including "TBA" (to be announced) basis).  These transactions involve a commitment by the Fund to purchase or sell particular securities with payment and delivery taking place at a future date and permit the Fund to lock in a price or yield on a security it owns or intends to purchase, regardless of future changes in interest rates or market conditions.

The Fund also may invest in derivatives securities to managed cash flows and equitize dividend accruals.

In addition, the Fund may also invest in exchange-traded funds ("ETFs") . ETFs may be used in the Fund to invest cash until such time as the Fund purchases local securities. ETFs may also be used to gain exposure to local markets that may be closed, or that are expensive or difficult to trade in local shares.

The Fund may concentrate its investments in an industry or group of industries to the extent that the Index the Fund is designed to track is also so concentrated.

SEC Response 2(b)
Additional Information About The Funds

JNL/American Funds Global Small Capitalization Fund
Class A and B

Principal Investment Strategies.  The JNL/American Funds Global Small Capitalization Fund invests primarily in the shares of the "Master Fund."  The Master Fund seeks to achieve its investment objective by investing at least 80% of its net assets (net assets plus borrowings for investment purposes) in growth-oriented common stocks and other equity-type securities (such as preferred stocks, convertible preferred stocks and convertible bonds) of companies with small market capitalizations, measured at the time of purchase. However, the Master Global Small Capitalization Fund's holdings of small capitalization stocks may fall below the 80% threshold due to subsequent market action.  The Master Global Small Capitalization Fund currently defines "small market capitalization" companies as companies with market capitalizations of $4 billion or less.  The Adviser to the Master Global Capitalization Fund has periodically reevaluated and adjusted this definition and may continue to do so in the future. The Master Global Small Capitalization Fund seeks to invest globally; the Master Global Small Capitalization Fund will allocate its assets among securities (such as preferred stocks, convertible preferred stocks and convertible bonds) of companies domiciled in various countries, including the United States and countries with emerging markets (but in no fewer than three countries).  Under normal market conditions, the Master Global Small Capitalization Fund seeks to invest at least 30% of its net assets in issuers outside the United States.

Under normal circumstances, the Master Fund invests a significant portion of its assets outside the United States.  The Master Fund normally invests a portion of its assets in common stocks and other securities of companies in emerging market countries.  The Master Fund expects to be invested in numerous counties around the world.

From time-to-time, primarily due to purchases and redemptions, the JNL/American Funds Global Small Capitalization Fund may hold a portion of its assets in cash and cash equivalents.

SEC Response 3(a)
JNL/American Funds New World Fund
Class A and B

Principal Investment Strategies.  The JNL/American Funds New World Fund invests primarily in shares of the "Master Fund."  The Master Fund seeks to make your investment grow over time by investing primarily in common stocks of companies with significant exposure to countries with developing economies and/or markets and that the Master Fund's investment adviser believes have the potential of providing capital appreciation. The Fund may invest in companies without regard to market capitalization, including companies with small market capitalizations.  The Master Fund may also invest in debt securities of issuers, including issuers of lower rated bonds (rated Ba1 or below and BB+ or below by Nationally Recognized Statistical Rating Organizations designated by the Master Fund's investment adviser or unrated but determined to be of equivalent quality by the Master Fund's investment adviser), with exposure to these countries.  Bonds rated Ba1 or BB+ or below are sometimes referred to as "junk bonds."  The Master Fund is designed for investors seeking capital appreciation.  Investors in the Master Fund should have a long-term perspective and, for example, be able to tolerate potentially sharp, short-term declines in value.

The Master Fund may invest in equity securities of any company, regardless of where it is based, if the Master Fund's investment adviser determines that a significant portion of the company's assets or revenues (generally 20% or more) is attributable to developing countries.  Under normal market conditions, the Master Fund will invest at least 35% of its assets in equity and debt securities of issuers primarily based in qualified countries that have developing economies and/or markets.  In addition, the Master Fund may invest up to 25% of its assets in nonconvertible debt securities of issuers, including issuers of lower rated bonds and government bonds, primarily based in qualified countries or that have a significant portion of their assets or revenues attributable to developing countries.  The Master Fund may also, to a limited extent, invest in securities of issuers based in developing countries not on the investment adviser's list of qualified developing countries .

In determining whether a country is qualified, the Master Fund's investment adviser will consider such factors as the country's per capita gross domestic product; the percentage of the country's economy that is industrialized; market capital as a percentage of gross domestic product; the overall regulatory environment; the presence of government regulation limiting or banning foreign ownership; and restrictions on repatriation of initial capital, dividends, interest and/or capital gains.  The investment adviser to the Master Fund maintains a list of qualified countries and securities in which the Master Fund may invest.  Qualified developing countries in which the Master Fund may invest currently include, but are not limited to, Argentina, Bahrain, Brazil, Bulgaria, Chile, China, Colombia, Croatia, Czech Republic, Dominican Republic, Ecuador, Egypt, Gabon, Ghana, Greece, Hungary, India, Indonesia, Jamaica, Jordan, Kazakhstan, Kenya, Kuwait, Lebanon, Macau, Malaysia, Malta, Mexico, Morocco, Nigeria, Oman, Pakistan, Panama, Paraguay, Peru, Philippines, Poland, Qatar, Romania, Russian Federation, Saudi Arabia, Slovenia, South Africa, Sri Lanka, Thailand, Turkey, Ukraine, United Arab Emirates, Uruguay, Venezuela, Vietnam, and Zambia.

The prices of securities held by the Master Fund may decline in response to certain events, including, for example, those directly involving the companies whose securities are owned by the Master Fund; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate fluctuations.  The growth-oriented, equity-type securities generally purchased by the Master Fund may involve large price swings and potential for loss, particularly in the case of smaller capitalization stocks.  Smaller capitalization stocks are often more difficult to value or dispose of, more difficult to obtain information about and more volatile than stocks of larger, more established companies.

The values of most debt securities held by the Master Fund may be affected by changing interest rates and by changes in effective maturities and credit ratings of these securities.  For example, the values of debt securities in the Master Fund's portfolio generally will decline when interest rates rise and increase when interest rates fall.  In addition, falling interest rates may cause an issuer to redeem or "call" a security before its stated maturity, which may result in the Master Fund having to reinvest the proceeds in lower yielding securities.  Debt securities are also subject to credit risk, which is the possibility that the credit strength of an issuer will weaken and/or an issuer of a debt security will fail to make timely payments of principal or interest and the security will go into default. Lower quality or longer maturity debt securities generally have higher rates of interest and may be subject to greater price fluctuations than higher quality or shorter maturity debt securities.  The Master Fund's investment adviser attempts to reduce these risks through diversification of the portfolio and with ongoing credit analysis of each issuer, as well as by monitoring economic and legislative developments, but there can be no assurance that it will be successful at doing so.

Investments in securities issued by entities based outside the United States may also be affected by currency controls; different accounting, auditing, financial reporting and legal standards and practices in some countries; expropriation; changes in tax policy; greater market volatility; differing securities market structures; higher transaction costs; and various administrative difficulties, such as delays in clearing and settling portfolio transactions or in receiving payment of dividends.  These risks may be heightened in connection with investments in developing countries.  Investments in securities issued by entities domiciled in the United States may also be subject to many of these risks.

Investing in countries with developing economies and/or markets may involve risks in addition to and greater than those generally associated with investing in developed countries.  For instance, developing countries may have less developed legal and accounting systems.  The governments of these countries may be more unstable and more likely to impose capital controls, nationalize a company or industry, place restrictions on foreign ownership and on withdrawing sale proceeds of securities from the country, and/or impose punitive taxes that could adversely affect security prices.  In addition, the economies of these countries may be dependent on relatively few industries that are more susceptible to local and global changes.  Securities markets in these countries are also relatively small and have substantially lower trading volumes.  As a result, securities issued in these countries may be more volatile and less liquid than securities issued in countries with more developed economies or markets.

From time-to-time, primarily due to purchases and redemptions, the JNL/American Funds New World Fund may hold a portion of its assets in cash and cash equivalents.

SEC Response 4(b) and (c)
JNL Multi-Manager Alternative Fund
Class A

Investment Objective.  The investment objective of the Fund is to seek long term growth of capital.

Principal Investment Strategies. The Fund seeks to achieve its investment objective by allocating among a variety of alternative strategies managed by unaffiliated investment managers ("Sub-Advisers"). Each of the Sub-Advisers generally provides day-to-day management for a portion of the Fund's assets.

Each Sub-Adviser may use different investment strategies in managing Fund assets, acts independently from the others, and uses its own methodology for selecting investments. Jackson National Asset Management, LLC ("JNAM" or "Adviser") is responsible for identifying and retaining the Sub-Advisers for the selected strategies and for monitoring the services provided by the Sub-Advisers. JNAM provides qualitative and quantitative supervision as part of its process for selecting and monitoring the Sub-Advisers, as described in the "Management of the Trust" section of this prospectus. JNAM is also responsible for selecting the Fund's alternative investment strategies and for determining the amount of Fund assets to allocate to each Sub-Adviser. Based on JNAM's ongoing evaluation of the Sub-Advisers, JNAM may adjust allocations among Sub-Advisers.

Below are the principal investment strategies for each strategy, but the Sub-Advisers may also implement other investment strategies in keeping with the strategy's objective.

Equity Long/Short Strategies

•
Lazard employs a long/short equity strategy (as described below) that seeks to achieve long-term capital appreciation by investing in attractive opportunities around the world, including emerging markets. The investment approach utilizes bottom-up fundamental stock selection driven by Lazard's global research resources and adheres to an investment philosophy that places risk management and capital preservation at its core.

•
FPA pursues a contrarian value strategy that seeks to identify absolute value opportunities across the capital structure, and in a variety of market caps, geographies and sectors with the long-term objective of achieving equity rates of return with less risk than the market. Being contrarian in nature, means the team will not pay close attention to benchmark weightings and is willing to hold meaningful amounts of cash for prolonged period if opportunities do not present themselves. FPA defines "value" as companies whose equity securities trading at a substantial discount to private market value. FPA determines value through intensive fundamental analysis. Investments typically include common and preferred stock, convertible securities, corporate, high yield, and government debt. Targeted short selling is generally used to lower volatility in the portfolio and help preserve capital in the portfolio. The resulting gross exposure of the portfolio will tend to be in the range of 50%-70% and net market exposure will tend to be in the range of 45%-65%.

•
Invesco pursues a U.S. market neutral strategy that seeks to add value from a broadly diversified portfolio of U.S. stocks by capturing performance spread between its long and short holdings. In order to identify likely long and short candidates, the investment team uses its proprietary stock selection model which ranks every security in the investable universe relative to its industry peers. When seeking long positions, Invesco considers the most attractive stocks to be those: 1) with strong and improving fundamentals, 2) supportive price behavior, 3) run by shareholder-friendly managers, and 4).available at an attractive discount. The strategy aims to neutralize the general risks associated with stock market investing by keeping its market sensitivity or beta close to zero and is also dollar-, beta-, sector-, and style-neutral. As a result, returns are highly dependent on management's skill in selecting stocks and determining sector weighting. The strategy has the potential to deliver positive returns whenever the long holdings outperform the short holdings regardless of the direction of the market.

Event Driven and Merger Arbitrage Strategies

•
Visium employs a flexible blend of two complementary event driven strategies: a special situations strategy ("Special Situations Strategy") and a merger arbitrage strategy ("Merger Arbitrage Strategy"). These strategies target the equity and fixed income securities of primarily North American companies. The Special Situations Strategy focuses on pre-announced opportunities where Visium believes that particular events in a company's life cycle could lead to an increase in the value of the security over a defined period of time. The Merger Arbitrage Strategy focuses on post-announced opportunities where Visium believes there is an opportunity to capture the spread between the security price at the announcement of a merger or similar transaction and the price upon completion of such transaction. The portfolio may invest in the securities of companies involved in events such as mergers, acquisitions, spin-offs, bankruptcy restructurings, stock buybacks, industry consolidations, large capital expenditure programs, significant management changes, self-liquidations or other similar events.

•
Babson Capital pursues a long/short event driven strategy that predominantly invests in the equity and fixed income securities of U.S. domiciled companies. The strategy relies on intense fundamental research of small and mid-cap companies and focuses on overlooked and misunderstood situations where there is a specific catalyst to drive value, such as a reorganization, bankruptcy, recapitalization, or changes to dividend policy. Babson Capital's strategy is to achieve attractive risk-adjusted returns by investing in companies whose equity securities are trading below intrinsic value, while generating strong free cash flow and exhibiting free cash flow growth. In each situation, they also look to identify a catalyst that will drive value creation. Babson Capital's strategy is to be short securities of companies they deem to be overvalued, poorly managed, have negative free cash flow, or face difficult industry conditions. The strategy may also use industry and broad market ETFs as a component of its hedging strategy. The resulting portfolio generally has had net exposure of 20%-60% on average historically.

Relative Value Strategies

•
BlueBay invests predominantly in below investment grade fixed income worldwide, with a strong bias towards North America and Europe. The strategy aims to allocate flexibly between bonds and loans, while tactically hedging various credit, interest rate, and currency risks. BlueBay aims to achieve the targeted return by employing a rigorous investment process, driven by high quality proprietary research emphasizing capital preservation, while operating within a practical framework of risk controls.

•
Lazard invests in convertible securities, preferred securities, equity, and debt, with the objective of current income, long-term capital appreciation and principal protection. Utilizing both quantitative and fundamental analysis to determine the best portfolio candidates, Lazard's Portfolio Management Team constructs a diversified portfolio of convertible securities, preferred stocks, equity, and debt that have been evaluated on relative valuation and risk attributes. The strategy also will use derivatives and other securities, such as index or sector ETFs to seek to minimize market and interest rate risk.

Global Macro Strategy

•
Western Asset focuses on relative-value opportunities in the global interest rates and global credit using diversified strategies in highly liquid derivative securities and cash bonds. The strategy invests in fixed-income securities, up to 50% below investment-grade and up to 50% in un-hedged non-U.S. investments, and may also invest up to 50% emerging markets.

JNAM also may choose to allocate the Fund's assets to additional strategies in the future. There is no assurance that any or all of the strategies discussed in this prospectus will be used by JNAM or the Sub-Advisers.

JNAM may also manage Fund assets directly to seek to enhance returns, or to hedge and to manage the Fund's cash and short-term instruments.

JNAM and the Sub-Advisers will implement the various alternative investment strategies by taking long and/or short positions in a broad range of asset classes, such as equity securities, fixed income, derivatives, other investment companies, currency- and commodity-related instruments and structured products. Long positions benefit from an increase in the price of the underlying instrument or asset class, while short positions benefit from a decrease in that price. The Fund has flexibility in the relative weighting of each asset class and expects to vary the percentages of assets invested in each asset class from time to time. JNAM's allocations to the underlying Sub-Advisers will be a function of a variety of factors including each underlying strategy's expected returns, volatility, correlation, and contribution to the Fund's overall risk profile. In addition, we will also consider whether a particular market environment or more or less conducive to the underlying strategy.  The Fund may invest in securities and other financial instruments of companies of any market capitalization. The Fund may invest in securities and other financial instruments available in and which have exposure to both U.S. and non-U.S. markets, including emerging markets, which can be U.S. dollar-denominated or non-U.S. dollar-denominated and may be currency hedged or un-hedged. The Fund may invest up to 35% of its total assets in high yield or junk bonds, corporate loans and distressed securities.  Junk bonds are fixed income securities rated below investment-grade by independent rating agencies or are bonds that are unrated but that the Sub-Adviser believes are of comparable quality.  The Fund may invest in corporate loans. Up to 15% of the Fund's net assets may be invested in illiquid investments.

The Fund may invest in a variety of equity securities, including common stock, preferred stock, rights and warrants to purchase common stock, depositary receipts, securities convertible into common and preferred stock and non-convertible preferred stock. Additionally, from time to time, the Fund may invest in shares of companies through initial public offerings ("IPOs").

With respect to the Fund's fixed income investments, the Fund may invest in a variety of instruments including bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities.  The value of the bond's principal or the interest income paid on the bond is adjusted to track changes in an official inflation measure. The Fund may also invest in exchange traded notes ("ETNs"). The average portfolio duration of the fixed income portion of the Fund will vary based on the Sub-Advisers' and JNAM's forecast of interest rates and there are no limits regarding portfolio duration or average maturity.

The Fund may invest in other pooled investment vehicles, including other investment companies, European registered investment funds ("UCITS"), real estate investment trusts ("REITs"), private investment funds, and partnership interests, including master limited partnerships ("MLPs"). A private investment fund is a type of financial investment company that is generally exempt from federal securities regulations and laws and has either less than 100 investors or where its member investors have substantial funds invested elsewhere. Unless otherwise indicated, references to the Fund's investments and related risk factors in this prospectus and the Statement of Additional Information ("SAI") include investments by any underlying mutual funds, or other pooled investment vehicles in which the Fund may invest.

Consistent with the Fund's objectives, the Fund may from time to time purchase derivative securities, such as forward currency contracts and currency futures and options, to, among other reasons, manage foreign currency exposure, provide liquidity, provide exposure not otherwise available, manage risk and implement investment strategies in a more efficient manner.  The Fund may invest in derivative instruments that combine features of these instruments or are developed from time to time. The Fund expects to utilize contracts for difference, swap agreements and other derivative instruments to maintain a significant portion of its long and short positions. The Fund may seek to gain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as repurchase agreements, reverse repurchase agreements or dollar rolls). The Fund may (but is not required to) invest in derivatives, including put and call options, futures, forward contracts and swaps, in lieu of investing directly in a security, currency or instrument, for hedging and non-hedging purposes.   The pooled investment vehicles in which the Fund may invest may, to varying degrees, also invest in derivatives.

The Fund is a "non-diversified" fund, which means it generally invests a greater portion of its assets in the securities of one or more issuers and invests overall in a smaller number of issuers than a "diversified" fund.

SEC Response 9(a)
JNL/Franklin Templeton Founding Strategy Fund
Class A

Principal Investment Strategies. The Fund seeks to achieve its objective by making allocations (approximately 33 1/3%) of its assets and cash flows among the following three Underlying Funds:

•	JNL/Franklin Templeton Income Fund*;
•	JNL/Franklin Templeton Global Growth Fund*; and
•	JNL/Franklin Templeton Mutual Shares Fund*.

The JNL/Franklin Templeton Global Growth Fund seeks long-term capital growth by investing primarily in the equity securities of companies located anywhere in the world, including emerging markets (under normal market conditions).

The JNL/Franklin Templeton Income Fund seeks to maximize income while maintaining prospects for capital appreciation by investing in a diversified portfolio of debt and equity securities.

The JNL/Franklin Templeton Mutual Shares Fund seeks capital appreciation, which may occasionally be short-term, and secondarily, income. The Fund primarily invests in equity securities of U.S. and foreign companies that are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value). The Fund invests the equity portion of its portfolio primarily to predominately in companies with market capitalization greater than $5 billion, with a portion or significant amount in smaller companies.

* The Funds are referred to as the "Underlying Funds" and are also described in this Prospectus.

SEC Response 10(a)
JNL/Franklin Templeton Global Multisector Bond Fund
Class A and B

Investment Objective.  The investment objective of the Fund is to seek total investment return consisting of a combination of interest income, capital appreciation, and currency gains.

Principal Investment Strategies.  Under normal market conditions, the Fund will invest  at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in fixed and floating rate debt securities and debt obligations (including convertible bonds) of governments, government-related or corporate issuers worldwide (collectively, "bonds"). Bonds include debt securities of any maturity, such as bonds, notes, bills and debentures. The Fund may also invest in inflation-indexed securities and securities or structured products that are linked to or derive their value from another security, asset or currency of any nation. Under normal market conditions, the Fund expects to invest at least 40% of its net assets in foreign securities. In addition, the Fund's assets will be invested in issuers located in at least three countries (including the U.S.). The Fund may invest without limit in developing markets.

The Fund may invest in fixed income and debt securities of any maturity or credit quality and does not attempt to maintain any pre-set average portfolio maturity or duration. The average maturity or duration of debt securities in the Fund's portfolio will fluctuate depending on the Sub-Adviser's outlook on changing market, economic, and political conditions. It is anticipated that the Fund may frequently invest up to 50% of its assets in high-yield securities.

The Fund is a "non-diversified" fund, which means it generally invests a greater portion of its assets in the securities of one or more issuers and invests overall in a smaller number of issuers than a diversified fund.

Bonds represent an obligation of the issuer to repay a loan of money to it, and generally provide for the payment of interest. The Fund may buy bonds rated in any category, including securities in default. Bonds rated in the top four rating categories by at least one independent rating agency, such as Standard & Poor's Ratings Services (S&P®) or Moody's Investors Service (Moody's), are considered to be "investment grade." However, ratings by the independent rating agencies are relative and subjective, are not absolute standards of quality, and do not evaluate the market risk of securities. Securities rated BB or lower by S&P® Ratings Services or Ba or lower by Moody's or are unrated but determined to be of comparable quality are considered to be below investment grade. Generally, lower rated securities pay higher yields than more highly rated securities to compensate investors for the greater risk of default or of price fluctuations due to changes in the issuer's creditworthiness. Such lower rated but higher yielding securities are sometimes referred to as "junk bonds." If, subsequent to its purchase a security is downgraded in rating or goes into default, the Fund will consider such events in its evaluation of the overall investment merits of that security but will not necessarily dispose of the security immediately.

Many debt securities of non-U.S. issuers, and especially developing market issuers, are rated below investment grade or are unrated so that their selection depends on the Sub-Adviser's internal analysis.

The Fund may invest in asset-backed securities, mortgage-backed securities and mortgage dollar rolls. An asset-backed security is a security backed by loans, leases, and other receivables. A mortgage-backed security is an interest in a pool of mortgage loans made by and packaged or "pooled" together by banks, mortgage lenders, various governmental agencies and other financial institutions for sale to investors to finance purchases of homes, commercial buildings and other real estate.

For purposes of pursuing its investment goal, the Fund regularly enters into currency-related transactions involving certain derivative instruments, including currency and cross currency forwards, and currency and currency index futures contracts. The use of derivative currency transactions may allow the Fund to obtain net long or net negative (short) exposure to selected currencies. The Fund maintains significant positions in currency related derivative instruments as a hedging technique or to implement a currency investment strategy, which could expose a large amount of the Fund's assets to obligations under these instruments. The results of such transactions may also represent, from time to time, a large component of the Fund's investment returns. The Fund may also enter into various other transactions involving derivatives, including financial futures contracts (such as interest rate or bond futures); swap agreements (which may include interest rate and credit default swaps); and options on interest rate or bond futures; and options on interest rate swaps. The use of these derivative transactions may allow the Fund to obtain net long or net negative (short) exposures to selected interest rates, countries, duration or credit risks. The Sub-Adviser considers various factors, such as availability and cost, in deciding whether, when and to what extent to enter into derivative transactions.

The Fund may use any of the above currency techniques or other derivative transactions for the purposes of enhancing Fund returns, increasing liquidity, gaining exposure to particular instruments in more efficient or less expensive ways and/or hedging risks relating to changes in currency exchange rates, interest rates and other market factors. By way of example, when the Sub-Adviser believes that the value of a particular foreign currency is expected to increase compared to the U.S. dollar, the Fund could enter into a forward contract to purchase that foreign currency at a future date. If at such future date the value of the foreign currency exceeds the then current amount of U.S. dollars to be paid by the Fund under the contract, the Fund will recognize a gain. When used for hedging purposes, a forward contract or other derivative instrument could be used to protect against possible declines in a currency's value where a security held or to be purchased by the Fund is denominated in that currency, or it may be used to hedge the Fund's position by entering into a transaction on another currency expected to perform similarly to the currency of the security held or to be purchased (a "proxy hedge").

A currency forward contract is an obligation to purchase or sell a specific foreign currency at an agreed exchange rate (price) at a future date, which is typically individually negotiated and privately traded by currency traders and their customers in the interbank market. A cross currency forward is a forward contract to sell a specific foreign currency in exchange for another foreign currency and may be used when the Fund believes that the price of one of those foreign currencies will experience a substantial movement against the other foreign currency. A cross currency forward will tend to reduce or eliminate exposure to the currency that is sold, and add or increase exposure to the currency that is purchased, similar to when the Fund sells a security denominated in one currency and purchases a security denominated in another currency. When used for hedging purposes, a cross currency forward will protect the Fund against losses resulting from a decline in the hedged currency, but will cause the Fund to assume the risk of fluctuations in the value of the currency it purchases.

A futures contract is a standard binding agreement between two parties to buy or sell a specified quantity of an underlying instrument or asset, such as a specific security or currency, at a specified price at a specified later date that trade on an exchange. A "sale" of a futures contract means the acquisition of a contractual obligation to deliver the underlying instrument called for by the contract at a specified price on a specified date. A "purchase" of a futures contract means the acquisition of a contractual obligation to acquire the underlying instrument called for by the contract at a specified price on a specified date. The purchase or sale of a futures contract will allow the Fund to increase or decrease its exposure to the underlying instrument or asset. Although most futures contracts by their terms require the actual delivery or acquisition of the underlying instrument, some require cash settlement. The Fund may buy and sell futures contracts that trade on U.S. and foreign exchanges.

Swap agreements, such as interest rate and credit default swaps, are contracts between the Fund and, typically, a brokerage firm, bank, or other financial institution (the swap counterparty) for periods ranging from a few days to multiple years. In a basic swap transaction, the Fund agrees with its counterparty to exchange the returns (or differentials in rates of return) earned or realized on a particular "notional amount" of underlying instruments. The notional amount is the set amount selected by the parties as the basis on which to calculate the obligations that they have agreed to exchange. The parties typically do not actually exchange the notional amount. Instead, they agree to exchange the returns that would be earned or realized if the notional amount were invested in given instruments or at given interest rates.   For credit default swaps, the "buyer" of the credit default swap agreement is obligated to pay the "seller" a periodic stream of payments over the term of the agreement in return for a payment by the "seller" that is contingent upon the occurrence of a credit event with respect to an underlying reference debt obligation. As a "buyer" of the credit default swap, the Fund is purchasing the obligation of its counterparty to offset losses the Fund could experience if there was such a credit event. Generally, a credit event means bankruptcy, failure to timely pay interest or principal, obligation acceleration, or modified restructuring of the reference debt obligation. The contingent payment by the seller generally is the face amount of the debt obligation in exchange for the physical delivery of the reference debt obligation or a cash payment equal to the then current market value of that debt obligation. The Fund may be a buyer of credit default swaps. An interest rate swap is an agreement between two parties to exchange interest rate obligations, generally one based on an interest rate fixed to maturity while the other is based on an interest rate that changes in accordance with changes in a designated benchmark (for example, LIBOR, prime, commercial paper, or other benchmarks).

The Sub-Adviser considers various factors, such as availability and cost, in deciding whether to use a particular derivative instrument or strategy. Moreover, investors should bear in mind that the Fund is not obligated to actively engage in any derivative transactions.

The Fund also may invest a portion of its assets in corporate loans made to, or issued by, borrowers that are U.S. companies, foreign borrowers and U.S. subsidiaries of foreign borrowers and that typically have floating interest rates. Floating interest rates vary with and are periodically adjusted to a generally recognized base interest rate such as LIBOR or the Prime Rate.

SEC Response 11(a)
JNL/Goldman Sachs Mid Cap Value Fund
Class A and B

Principal Investment Strategies.  The Fund seeks to meet this objective by investing, under normal circumstances, at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in securities within the market capitalization range of the Russell Mid Cap Value Index and the Russell 2500 Value Index.  If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities.  As of December 31, 2014, the capitalization range of the Russell Midcap® Value Index was between $____ billion and $____ billion.  As of December 31, 2014, the capitalization range of the Russell 2500 Value Index was between $____ million and $____ billion. Although the Fund will invest primarily in publicly traded U.S. securities, it may invest up to 25% of its net assets in foreign securities, including securities of issuers in emerging countries and securities denominated in foreign currencies.

The Sub-Adviser may allocate assets of the Fund to two sub-strategies:  the mid-cap value and the small-mid cap value strategies.  Within the mid-cap value strategy, under normal market conditions, assets will be invested in companies with public market capitalizations within the range of market capitalization of companies constituting the Russell Midcap Value Index, although generally the Sub-Adviser intends to invest in a diversified portfolio of stocks within a market capitalization range of $1 - $10 billion.  Within the small-mid cap value strategy, under normal market conditions, assets will be invested in companies with public market capitalizations within the range of market capitalization of companies constituting the Russell 2500 Value Index although generally the Sub-Adviser intends to invest in a diversified portfolio of stocks within a market capitalization range between $1 and $5 billion.

The Sub-Adviser will make investment decisions between the strategies depending on the cash flows in and out of the Fund and the level of assets that is required to maintain the market capitalization of 80% of its assets within the range of market capitalization of companies constituting the Russell MidCap Value Index and the Russell 2500 Value Index.

SEC Response 12(a)
JNL/Mellon Capital 10 x 10 Fund
Class A

Investment Objective.  The investment objective of the JNL/Mellon Capital 10 x 10 Fund is capital appreciation and income.

Principal Investment Strategies. The Fund seeks to achieve its objective by initially allocating in the following Funds:

➢	50% in the Class A shares of the JNL/Mellon Capital JNL 5 Fund*;
➢	10% in the Class A shares of the JNL/Mellon Capital S&P 500 Index Fund*;
➢	10% in the Class A shares of the JNL/Mellon Capital S&P 400 MidCap Index Fund*;
➢	10% in the Class A shares of the JNL/Mellon Capital Small Cap Index Fund*;
➢	10% in the Class A shares of the JNL/Mellon Capital International Index Fund*; and
➢	10% in the Class A shares of the JNL/Mellon Capital Bond Index Fund*.

Under all market conditions, the Fund seeks to maintain the aforementioned target weights to the Underlying Funds, although market movements may result in some variance around the target weights. The Fund is rebalanced at least once per year, and daily flows in and out of the Fund are allocated in a manner to help minimize dispersion from the target weights of the Underlying Funds. The Fund will typically represent less than 10% of each of the Underlying Funds' net assets.

* The Funds are referred to as the "Underlying Funds" and are also described in this Prospectus and in the Prospectus of JNL Variable Fund LLC.

SEC Response 12(a)
JNL/Mellon Capital Index 5 Fund
Class A

Principal Investment Strategies. The Fund seeks to achieve its objective by allocating in the following Funds:

•	20% in the JNL/Mellon Capital S&P 500 Index Fund*;
•	20% in the JNL/Mellon Capital S&P 400 MidCap Index Fund*;
•	20% in the JNL/Mellon Capital Small Cap Index Fund*;
•	20% in the JNL/Mellon Capital International Index Fund*; and
•	20% in the JNL/Mellon Capital Bond Index Fund*.

Under all market conditions, the Fund seeks to maintain the aforementioned target weights to the Underlying Funds, although market movements may result in some variance around the target weights. The Fund is rebalanced at least once per year, and daily flows in and out of the Fund are allocated in a manner to help minimize dispersion from the target weights of the Underlying Funds. The Fund will typically represent less than 20% of each of the Underlying Funds' net assets.

* The Funds are referred to as the "Underlying Funds" and are also described in this Prospectus.

SEC Response 13(a)
JNL/Mellon Capital Emerging Markets Index Fund
Class A and B

Principal Investment Strategies.  The Fund seeks to invest under normal circumstances, at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in stocks included in the MSCI Emerging Markets Index ("Index"), including depositary receipts representing securities of the Index; which may be in the form of American Depositary receipts ("ADRs"), Global Depositary receipts ("GDRs") and European Depositary receipts ("EDRs").

The Fund employs a passive investment approach, called indexing, which attempts to replicate the investment performance of the Index through statistical procedures.  The Fund does not employ traditional methods of active investment management, which involves the buying and selling of securities based upon security analysis.  The Fund attempts to replicate the target index by investing all or substantially all of its assets in the stocks that comprise the Index.  Indexing offers a cost-effective investment approach to gaining diversified market exposure over the long-term.

The Fund will generally give the same weight to a given stock as the Index does.  However, when the Sub-Adviser believes it is in the best interest of the Fund, such as to avoid purchasing odd-lots (i.e., purchasing less than the usual number of shares traded for a security), for tax considerations, or to address liquidity considerations with respect to a stock, the Sub-Adviser may cause the Fund's weighting of a stock to be more or less than the Index's weighting of the stock.  The Fund may sell securities that are represented in the Index in anticipation of their removal from the Index, or buy securities that are not yet represented in the Index in anticipation of their addition to the Index.  The Fund does not hedge its exposure to foreign currencies.  However, the Fund may use forward contracts to lock-in exchange rates for portfolio securities that are purchased or sold, but awaiting settlement.  These transactions establish a rate of exchange that can be expected to be received upon settlement of the securities.

When replicating the Index, portfolio turnover is typically limited to what the index adds and deletes, contract owner contributions and withdrawals, and reinvestment income.  The replicated portfolio does not require rebalancing as a result of market movement.  It is rebalanced automatically with the change in share price.

In the event that all the stocks comprising the Index cannot be purchased, the Fund may purchase a representative sample of stocks from each economic sector included in the Index in proportion to the weighting in the Index.  To the extent that the Fund seeks to replicate the Index using such sampling techniques, a close correlation between the Fund's performance and the performance of the Index may be anticipated in both rising and falling markets.  The Fund's ability to achieve significant correlation between Fund and Index performance may be affected by changes in securities markets and changes in the composition of the Index.

The Fund will use to a significant degree derivative instruments, such as options, futures, and options on futures (including those relating to securities, indexes, foreign currencies and interest rates), forward contracts, swaps and hybrid instruments (typically structured notes), as a substitute for investing directly in equities, bonds and currencies in connection with its investment strategy.  The Fund also may use such derivatives as part of a hedging strategy or for other purposes related to the management of the Fund.  Derivatives may be entered into on established exchanges or through privately negotiated transactions referred to as over-the-counter derivatives.  The Fund also may purchase or sell securities on a forward commitment (including "TBA" (to be announced) basis).  These transactions involve a commitment by the Fund to purchase or sell particular securities with payment and delivery taking place at a future date and permit the Fund to lock in a price or yield on a security it owns or intends to purchase, regardless of future changes in interest rates or market conditions.

The Fund may invest in derivative securities to manage cash flows and equitize dividend accruals.  In addition, the Fund may also invest in exchange-traded funds ("ETFs"). ETFs may be used in the Fund to invest cash until such time as the Fund purchases local securities. ETFs may also be used to gain exposure to local markets that may be closed, or that are expensive or difficult to trade in local shares.

The Fund may concentrate its investments in an industry or group of industries to the extent that the Index the Fund is designed to track is also so concentrated.

March 20, 2015

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Alberto Zapata

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: we are responsible for the adequacy and accuracy of the disclosures in the filing; comments by the staff of the Securities and Exchange Commission ("SEC") or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

Susan S. Rhee
Vice President